U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                           iMALL, INC.

                           FORM 12B-25



NOTIFICATION OF LATE FILING


(Check One):
[ ] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
and Form 10-QSB   [ ] Form N-SAR

For Period Ended: September 30, 1997

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Noting in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I - Registration Information

iMall, Inc.
Full Name of Registrant

4400 Coldwater Canyon Boulevard, Suite 200, Studio City, California 91604 Address of Principal Executive Office

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense. [X]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; [X] and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [ ]
Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

iMall, Inc. is undergoing some significant accounting changes which will affect the financial information in its quarterly report for the period ended September 30, 1997, and, as a result, has delayed the filing of the same.

Part IV- Other Information

(1) Name and telephone number of person to contact in regard to this notification

David M. Rees           (801)       377-0899
   (Name)           (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such other shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes   [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

iMall, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


November 14, 1997              By:/s/ Richard R. Rosenblatt
                               -----------------------------
                               Richard R. Rosenblatt
                               Chief Executive Officer
                               Director